For Immediate Release

Nordion Enters a Five-Year Cobalt-60 Supply Agreement
with Sterigenics International

OTTAWA, CANADA – January 25, 2011 – Nordion Inc., a leading provider of products and services to the global health science market, today announced it has signed a five-year contract with Sterigenics International, a global leader in contract sterilization and ionization services, for the supply of Cobalt-60. Under the terms of the agreement, this contract extends until October 31, 2015.

“This contract provides for growth, further demonstrates the attractiveness of this core business, and builds on our global market leadership position,” said Steve West, Chief Executive Officer, Nordion.  “We continue to drive value for our sterilization customers and the industries they serve through a high quality and reliable supply of isotopes and world-class engineering and logistics capabilities.”

For more than 40 years, Cobalt-60 has been a critical component of gamma technology, providing reliable and highly effective sterilization. Gamma sterilization is used for more than 40 per cent of the world’s single-use medical supplies and devices each year including bandages, catheters and syringes. This technology is also used for bio-burden reduction in a variety of consumer products including spices, food packaging and cosmetics.

“Nordion and Sterigenics have a successful and long standing history of working together,” said Dave Meyer, Chief Executive Officer, Sterigenics.   “With Nordion’s multi-source capabilities and their solid expertise in manufacturing, engineering, transportation and distribution, we can continue to offer our customers the reliability in service they have come to appreciate and expect.”

About Nordion Inc.
Nordion Inc. (TSX: NDN; NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.
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Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion